SEC FILE NO. 70-8877



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549







                             CERTIFICATE PURSUANT TO

                                     RULE 24

                          OF COMPLETION OF TRANSACTIONS









                                    GPU, INC.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

--------------------------------------:
In the Matter of                      :
                                      :
GPU, Inc.                             :     Certificate Pursuant to
File No. 70-8877                      :     Rule 24 of Completion of
                                      :     Transactions
(Public Utility Holding               :
Company Act of 1935)                  :
--------------------------------------


To the Members of the Securities and Exchange Commission:

                  The undersigned, GPU, Inc. ("GPU"), hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act"), that the transactions proposed in the Application, as amended, docketed in SEC File No. 70-8877, have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order, dated October 10, 1996 (HCAR No. 26591), with respect thereto, as follows:

                  1. On February 12, 1998, GPU entered into an Underwriting Agreement (the "Underwriting Agreement") with Goldman, Sachs & Co., Merrill & Lynch Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters, including such firms named in Schedule A thereto (the "Underwriters"), providing for the issuance and sale by GPU of 6,100,000 shares of GPU Common Stock, $2.50 par value per share (the "Additional Common Stock"), to the Underwriters. The Underwriting Agreement provided for the purchase by the Underwriters of the Additional Common Stock at a price of $39.5625 per share (or an aggregate of $241,331,250) less an underwriting discount of $1.07 per share (or an aggregate of $6,527,000). Such underwriting discount represents 2.7% of the price per share.

                  2. Under the Underwriting Agreement, the Underwriters received an option (the "Overallotment Option"), exercisable for 30 days from the date of the Underwriting Agreement, to purchase up to an additional 900,000 shares of GPU Common Stock to cover over-allotment, if any. The purchase price and underwriting discounts for the Overallotment Option shares were to be the same as for the Additional Common Stock.

                  3. On February 17, 1998, the Underwriters exercised the Overallotment Option. Accordingly, on February 19, 1998, GPU issued and sold to the Underwriters a total of 7,000,000 shares of Common Stock for a net purchase price of $269,447,500. GPU will apply approximately $244.7 million of net proceeds to pay interest and prepay outstanding indebtedness incurred for the Midlands Electricity plc and PowerNet Victoria acquisitions. The balance will be used to repay approximately $5.3 million of outstanding GPU International indebtedness and $19.4 million for other corporate purposes.

                  4. The following exhibits in Item 6 are filed herewith:

B-1(b)   -   Underwriting   Agreement   dated   February   12,  1998  -
             Incorporated  by reference to Exhibit 1 to GPU Form 8-K, dated
             February 17, 1998 (File No. 1-6047).

F-1(a)   -   "Past tense" opinion of Berlack, Israels & Liberman LLP.

F-2(a)   -   "Past tense" opinion of Ballard Spahr Andrews & Ingersoll, LLP.

                                    SIGNATURE

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.




                                    By:___________________________
                                        T.G. Howson
                                        Vice President and Treasurer


Date:  March 3, 1998